SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2017	Commission File Number: 001-35776

ACASTI PHARMA INC.
(Name of Registrant)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K including the exhibits hereto shall be deemed to be incorporated by reference into Acasti Pharma Inc.’s registration statement on Form S-8 (File No. 333-191383) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ACASTI PHARMA INC.
Date: June 6, 2017	By:	/s/ Jan D’Alvise
Name: Jan D’Alvise Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Management Discussion and Analysis of the Financial Situation and Operating Results – Thirteen-Month and One-Month Periods Ended March 31, 2017, Twelve-Month Period ended February 28, 2017 and Years Ended February 29, 2016 and February 28, 2015

99.2	Financial Statements for the Thirteen-Month and One-Month Periods Ended March 31, 2017, Twelve-Month Period ended February 28, 2017 and Years Ended February 29, 2016 and February 28, 2015

99.3	Consent of KPMG LLP